FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

December 16, 2009

Item 3: News Release:

A news release dated and issued on December 16, 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Pacific North West Capital Corp. Announces Intersections up to 296.2 g/t (8.6 oz/ton) Silver, 1.31 g/t (0.04 oz/ton) Gold plus Significant Base Metals at the Rock & Roll Polymetallic (Au-Ag-Cu-Pb-Zn) Project, British Columbia

Item 5: Full Description of Material Change:

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2009 drill highlights include intersections up to 1.31 g/t gold, 296.2 g/t silver, 0.46% copper, 1.25% lead, and 3.99% zinc over 3.14 metres in drill hole RR09-107

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Initial re-sampling of historic core confirms original assay data

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Numerous airborne geophysical anomalies remain to be tested

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Additional core sampling planned to provide basis for updated resource estimate

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Planning for expanded 2010 exploration program and phase II drilling underway

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Currently negotiating option/ joint venture with potential partners

December 16, 2009  Vancouver, Canada – Pacific North West Capital Corp. (PFN) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) is pleased to announce results of the recently completed 2009 diamond drilling program on its Rock & Roll Project in northern British Columbia. The Rock & Roll Project hosts precious metals rich, volcanogenic massive sulphide (VMS) mineralization in a volcano-sedimentary host rock package of apparent Triassic age. The mineralization shows similarities to the gold and silver rich mineralization of Barrick Gold’s past producing Eskay Creek mine.

Known mineralization on the property occurs as multiple stacked sulphide lenses in two zones, the Black Dog and SRV zones, over a strike length of approximately 950 metres. The Black Dog zone hosts an historic, non-NI 43-101 compliant, indicated resource of 580,544 tonnes grading 2.4 g/t gold, 335.9 g/t silver, 0.64% copper, 0.79% lead, and 3.1% zinc  (Government of BC, MINFILE No 104B 377). This resource is historic in nature, has not been verified by the Company, and should not be relied upon.

As much as 5 km of prospective strike length is present on the property. Historic drilling has tested the known mineralization down to depths of only about 160 meters. In addition, an AeroTEM3 magnetic-electromagnetic survey completed at Rock and Roll in August, 2009, identified numerous anomalies on the property that remain to be tested. Thus there is the potential for additional mineralization along strike and at depth.

2009 Drill Program

The 2009 drilling program consisted of a total of 540 meters of core drilling completed in five holes (see accompanying map). The first four holes were designed to test gaps in the historic drilling on the Black Dog Zone in order to establish the degree of continuity of the mineralization and to confirm the historic geological model. Each of the infill drill holes encountered the target mineralization, confirming the continuity of the sulphide lenses and the validity of previous geological interpretations. Significant intersections are summarized in Table 1 below.

The final drill hole of the program tested a strong electromagnetic anomaly that may represent the westward continuation of the Black Dog Zone. Drilling at this location encountered minor sulphide mineralization near the bottom of the hole, but failed to return any significant assays. Drilling encountered a thick diorite dyke in the upper part of the hole that may have replaced the anticipated extension of the main sulphide lenses of the Black Dog Zone at this location. Further investigations are required to test for a westward extension of the main zones of mineralization.

Table 1. Selected assay results for 2009 Rock and Roll drill program. Au (gold) and Ag (silver) in grams per tonne (g/t). Cu (copper), lead (Pb) and zinc (Zn) in percent (%).

Hole Number	From (m)	To (m)	*Interval (m)	Au g/t	Ag g/t	Cu %	Pb%	Zn%
RR09-105	76.03	77.9	1.87	0.78	84.6	0.24	0.21	0.89
including	76.77	77.9	1.13	1.14	120.4	0.32	0.30	1.23
RR09-106	62.26	64.3	2.04	0.40	72.2	0.27	0.24	1.63
including	62.26	63.01	0.75	0.90	177.7	0.60	0.63	4.23
RR09-107	39.32	58.73	19.41	0.53	57.9	0.19	0.24	0.91
including	39.32	42.46	3.14	1.31	296.2	0.46	1.25	3.99
RR09-108	46.88	85.59	38.71	0.28	18.3	0.13	0.05	0.72
including	62.74	75.71	12.97	0.40	28.0	0.21	0.06	1.07
RR09-109	No Significant Assays
*Interval represents apparent thickness not true thickness

The 2009 work program on the property was also designed to provide an initial evaluation of the validity of historic assay data. A total of twenty one samples from five different historic drill holes were obtained for comparison with the original assays. In most cases the samples were taken from the same core interval as the original samples. The intersections selected for re-sampling provide a range of base and precious metal concentrations to allow for statistical analysis of the results. Historic and new intersection data are reported in Table 2.

The new assay data confirm the presence of elevated metal contents in the historic core. Although additional sampling will have to be completed to establish the exact statistical relationship between historic and modern assay data, the results to date clearly indicate that the historic values are of the same general tenor as the modern assay results.

Table 2. Comparison of historic intersections with re-sampled intersections obtained during the 2009 drill program on the Rock and Roll property.

				Historic Assay Results					2009 Re-Assay Results
Hole No.	From (m)	To (m)	[1]Interval (m)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Au g/t	Ag g/t	Cu%	Pb%	Zn%
RR91-019	49.0	54.0	5.0	0.45	172.1	0.12	0.81	2.77	0.50	112.8	0.13	0.71	2.26
RR91-024[2]	53.3	59.3	6.0	0.22	53.0	0.07	0.16	0.59	0.17	24.1	0.06	0.06	0.32
RR91-044	83.8	88	4.2	1.43	155.3	0.45	0.32	2.01	1.01	107.1	0.48	0.29	1.86
RR91-034	44.5	45.2	0.7	10.97	1632.2	0.59	1.76	3.19	9.09	1115.0	0.68	1.96	3.75
RR90-005	23.88	30.76	6.88	1.36	158.8	0.49	0.34	1.63	1.08	120.3	0.47	0.33	1.46
[1]Sample Intervals represent apparent thickness rather than true thickness
[2] 2009 historic assay interval is from 53.0 to 59.3

All core from the 2009 program was logged at the Bronson exploration camp. The core was then sawn in half, and half of the sample shipped to ALS Chemex, an ISO 9001:2000 certified analytical laboratory located in North Vancouver, BC. The remaining core was replaced in the core box and stored at the Bronson camp for future reference. The historic core samples were obtained by quartering the remaining core from selected historic drill holes that are also stored at the Bronson camp. These samples were also shipped to ALS Chemex. Blanks and duplicates were inserted in the sample stream at the time of sampling, and all samples subsequently underwent testing by various analytical techniques for a range of elements.

The results of the work completed on the Rock and Roll program in 2009 are very encouraging. The Company is extremely pleased that continuity of high grade polymetallic mineralization on the property has now been confirmed by limited infill drilling, and that the original geological model developed by previous operators appears robust.

Additionally, historic assay results have been confirmed, and the Company can now embark on a systematic re-sampling of historic core to provide a statistical comparison of the historic assay data with modern data. This study will provide part of the basis for updating the historic resource to NI 43-101 compliance. Finally, the airborne survey completed in August identified numerous conductors that have yet to be tested. Based on these results, the Company is excited about the prospects of updating and expanding the known resource at Rock and Roll. Planning for additional sampling of the historic core at the Bronson camp, as well as for a full summer 2010 exploration program, is now underway.

About the Rock and Roll Property

The Rock and Roll Project is under option from Misty Creek Ventures Ltd, First Fiscal Enterprises Ltd. and Pamicon Developments Ltd. Under the terms of the option agreement, PFN can earn a 100% interest in the property over a four year period by completing $2,000,000 in exploration expenditures, paying $130,000 and providing a total of 600,000 PFN shares to the vendors. The property consists of 11 claims totalling 4244 ha (10,487 acres) and is located in the Liard Mining District approximately 9 km west of the Bronson airstrip and exploration camp in northern British Columbia.

Qualified Person Statement

This news release has been reviewed and approved for technical content by Murray Jones, P. Geo.  Mr. Jones is a Qualified Person as defined under the terms of National Instrument 43-101.

Drill hole location map showing locations of 2009 infill holes relative to historic drilling, as well as airborne electromagnetic anomalies on the Rock and Roll property.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 16th day of December 2009.